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                       SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON DC 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. 1)*

                       NEXTGEN COMMUNICATIONS CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   90332T 10 6
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                                 (CUSIP Number)

                               W. Michael Sullivan
                    c/o Point To Point Network Services, Inc.
                              1 Griffin Brook Drive
                        Methuen, Massachusetts 01844-1819
                                 (978) 738-6600
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 14, 2002
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             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                               Page 1 of 6 Pages

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         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 90332T 10 6                 13D                      PAGE 2 OF 6 PAGES
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1            NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             W. Michael Sullivan
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2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                        (b) [ ]
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3            SEC USE ONLY

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4            SOURCE OF FUNDS*

             PF
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5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          [ ]

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6            CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.A
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                             7     SOLE VOTING POWER
                                   200,000
        NUMBER OF            ---------------------------------------------------
         SHARES              8     SHARED VOTING POWER
      BENEFICIALLY                 0
        OWNED BY             ---------------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER
        REPORTING                  200,000
       PERSON WITH           ---------------------------------------------------
                             10    SHARED DISPOSITIVE POWER
                                   0
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11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             200,000
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12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                [ ]

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13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             2.2%
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14           TYPE OF REPORTING PERSON*

             IN
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ITEM 1.  SECURITY AND ISSUER

         The securities covered by this Amendment No. 1 to Schedule 13D are shares of common stock, $0.01 par value (the "Common Stock"), of Nextgen Communications Corporation, formerly known as US Industrial Services, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 11850 Jones Road, Houston, Texas 77070.

         This Amendment No. 1 is being filed pursuant to Rule 13d-2 issued by the Securities and Exchange Commission under the Act, in order to report beneficial ownership of less than 5% of the outstanding shares of Common Stock.

ITEM 2.  IDENTITY AND BACKGROUND

(a) This statement on Schedule 13D is filed by W. Michael Sullivan, an individual residing in the Commonwealth of Massachusetts ("Sullivan");

(b) Sullivan's business address is c/o Point To Point Network Services, Inc., 1 Griffin Brook Drive, Methuen, Massachusetts 01844-1819;

(c) Sullivan was most recently employed as President and Chief Operating Officer of Point To Point Network Services, Inc., a Delaware corporation and wholly-owned subsidiary of the Company ("Point To Point-Del.");

(d) Sullivan has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors);

(e) Sullivan has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

(f)      Sullivan is a U.S. citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The consideration used by Sullivan in acquiring the 2,000,000 shares of the Common Stock originally held by him (the "Merger Shares") was the 1,000 shares he held as the sole shareholder of Point To Point Network Services, Inc., a Massachusetts corporation ("Point To Point-Mass."), which merged into Point To Point-Del., pursuant to a Reorganization Agreement and Plan of Merger effective as of June 29, 2001 (the "Merger Agreement").

ITEM 4.  PURPOSE OF TRANSACTION

         Effective March 14, 2002, Sullivan, the Company and Point To Point-Del. consummated a series of transactions under a Settlement Agreement and Mutual Release of Claims dated February 20, 2002 (the "Settlement Agreement"). The Settlement Agreement was entered into in connection with the termination of Sullivan's employment relationship with the Company, in order to resolve certain disputes among the parties arising out of such relationship and the Merger Agreement.

         Under the Settlement Agreement, Sullivan agreed to transfer back to the Company 1,800,000 of the Merger Shares, leaving him holding an aggregate of 200,000 shares of Common Stock. In addition,


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the Settlement Agreement provided for certain payments by Point to Point-Del. to
Sullivan, and mutual releases of each party by the other.

         Sullivan currently has no plans to acquire additional equity in the Company or to engage in any transactions described in Paragraphs (b) through (i) of this Item. Any decision by Sullivan in the future to acquire or dispose of equity in the Company or to take any other actions with respect to the Company or its securities will depend upon several factors, including the prospects of the Company, general market and economic conditions, and other factors deemed relevant.

ITEM 5.  INTEREST IN SECURITIES


(a) As of the date hereof, Sullivan beneficially owns 200,000 shares of the Company's Common Stock, which represent approximately 2.2% of the 9,221,882 shares of Common Stock that the Company has reported were outstanding as of the filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

(b)      Number of shares as to which Sullivan has:

                 Sole power to vote or direct the vote:                 200,000
                 Shared power to vote or direct the vote:                     0
                 Sole power to dispose or direct the disposition:       200,000
                 Shared power to dispose or direct the disposition:           0

(c) Other than the disposition of 1,800,000 of the Merger Shares under the Settlement Agreement, Sullivan has not engaged in any transactions in the Common Stock within the past 60 days;

(d)      Not applicable;

(e) Sullivan ceased to be the beneficial owner of more than 5% of the outstanding shares of Common Stock effective March 14, 2002, the date the disposition provided for under the Settlement Agreement was consummated

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         In connection with the Settlement Agreement, Sullivan also executed a Repurchase Option Agreement dated as of February 20, 2002 (the "Option Agreement"), pursuant to which Sullivan granted the Company an option, exercisable through June 29, 2002, to repurchase the 200,000 shares of Common Stock held by Sullivan for an exercise price of $5.00 per share. Under the Option Agreement, Sullivan is also prohibited from otherwise transferring or pledging the Common Stock held by him through June 29, 2002.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

 Exhibit No.                              Document

   99.1 Settlement Agreement and Mutual Release of Claims, effective as of February 20, 2002, among W. Michael Sullivan, Nextgen Communications Corporation and Point to Point Network Services, Inc. (Incorporated by reference to Exhibit 2.6 to the Company's Current Report on Form 8-K filed on March 19, 2002.)


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   99.2           Repurchase Option Agreement, effective as of February 20,
                  2002, executed by W. Michael Sullivan in favor of Nextgen Communications Corporation. (Incorporated by reference to Exhibit 2.7 to the Company's Current Report on Form 8-K filed on March 19, 2002.)
































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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         Date: April 5, 2002            /s/ W. MICHAEL SULLIVAN
                                        ----------------------------------------
                                        W. Michael Sullivan






















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